Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong
SAR, China

August 26, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs, Mesdames:

Re: Interactive Multi-Media Auction Corporation ("the Company") Amendment No. 2 to Registration Statement on Form S-1 File No. 333-185909 Filed June 3, 2013

We write in response to your letter dated July 31, 2013 regarding Amendment No. 3 the Company's Registration Statement on Form S-1.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Certain Relationships and Related Transactions, page 66

1. We note your response to comment 2 in our letter dated June 17, 2013. Please disclose the issuance of stock to your consultants for the consulting services provided. In this regard we note your disclosure on Note 3 on page 43 that 2,400,000 and 2,325,000 shares of common stock were issued to consultants on September 30, 2012 and October 30, 2012, respectively, for services provided. Please refer to Item 404(a) of Regulation S-K.

Response:   We have amended the Registration Statement to disclose issuances to Sienna McCandless (1,000,000 common shares on September 30, 2012) and Best Peak Holdings (1,125,000 shares on October 30, 2012).  No other recipients of shares issued on September 30, 2012 or October 30, 2012 are related persons as defined in Item 404(a) of Regulation S-K.  Please note that we have deleted the reference in this section to Denon Capital Strategies Ltd.  The reference was made in error; Denon Capital Strategies Ltd. is not related person.

Signatures

2. Please ensure that your signature page is dated.

Response:  We have dated the signature page as requested.

Exhibit 5.1

3. As previously requested in our comment letter dated February 1, 2013, please revise the references in the opinion to the Registered Shares being “for sale by the Company” and to “the Company offer[ing] the registered Shares for sale” considering that the registration statement covers the resale of shares by selling stockholders and not a primary distribution by the company.

Response:  We have updated Exhibit 5.1 to include the requested changes.

Yours truly,

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION

Per:	/s/ Amber McCandless

Amber McCandless, President.